SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

EnergySolutions, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

292756202
(CUSIP Number)

Steven J. Pully

Carlson Capital, L.P.

2100 McKinney Avenue

Dallas, TX 75201

(214) 932-9600

with a copy to:

David E. Rosewater

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 19, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 13 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 292756202	SCHEDULE 13D/A	Page 2 of 13 Pages

1	NAME OF REPORTING PERSON Double Black Diamond Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,255,880 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,255,880 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,255,880 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 292756202	SCHEDULE 13D/A	Page 3 of 13 Pages

1	NAME OF REPORTING PERSON Black Diamond Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 420,414 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 420,414 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 420,414 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 292756202	SCHEDULE 13D/A	Page 4 of 13 Pages

1	NAME OF REPORTING PERSON Black Diamond Thematic Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,258,293 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,258,293 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,258,293 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 292756202	SCHEDULE 13D/A	Page 5 of 13 Pages

1	NAME OF REPORTING PERSON Carlson Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,934,587 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,934,587 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 8,934,587 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON PN; IA

CUSIP No. 292756202	SCHEDULE 13D/A	Page 6 of 13 Pages

1	NAME OF REPORTING PERSON Asgard Investment Corp. II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,934,587 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,934,587 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 8,934,587 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 292756202	SCHEDULE 13D/A	Page 7 of 13 Pages

1	NAME OF REPORTING PERSON Asgard Investment Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,934,587 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,934,587 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 8,934,587 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 292756202	SCHEDULE 13D/A	Page 8 of 13 Pages

1	NAME OF REPORTING PERSON Clint D. Carlson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,934,587 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,934,587 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 8,934,587 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 292756202	SCHEDULE 13D/A	Page 9 of 13 Pages

This Amendment No. 1 ("Amendment No. 1") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on January 10, 2013 (the "Original Schedule 13D" and together with this Amendment No. 1, the "Schedule 13D") with respect to shares of common stock, par value $0.01 per share (the "Common Stock"), of EnergySolutions, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D. This Amendment No. 1 amends Items 3, 4 and 5 as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons used approximately $27,486,288 (including brokerage commissions) in the aggregate to purchase the Common Stock reported in this Schedule 13D. The source of the funds used to purchase the Common Stock reported herein is the working capital of the Funds and no part of the purchase amount consists of borrowed funds.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons do not believe the current offer by Energy Capital Partners ("ECP") to acquire all shares of the Issuer's outstanding Common Stock for $3.75 per share pursuant to an Agreement and Plan of Merger, dated as of January 7, 2013 (the “Merger”), reflects the fair underlying value of the Issuer. Among other things, the Reporting Persons believe that the offer by ECP does not appropriately value the Issuer’s Zion project. In particular, the Reporting Persons believe that the Issuer and its investment banker, Goldman, Sachs & Co., are assigning insufficient value to the restricted cash associated with the Zion project.

Accordingly, the Reporting Persons do not currently intend to support the proposed merger on its current terms and reserve the right to take any and all actions relating to the Merger that the Reporting Persons deem appropriate in their capacity as stockholders of the Issuer.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, in connection therewith, may have discussions with management, the board of directors, other shareholders of the Issuer and/or other relevant parties concerning the Merger, in addition to the business, operations, management, governance, strategy and future plans of the Issuer, or take other actions as the Reporting Persons deem appropriate.

CUSIP No. 292756202	SCHEDULE 13D/A	Page 10 of 13 Pages

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons have not entered into any agreement with any third party to act together for the purpose of acquiring, holding, voting or disposing of the shares of Common Stock reported herein.  Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the board of directors, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, determining whether to vote in favor of the Merger, purchasing additional shares of Common Stock or selling some or all of their shares of Common Stock, engaging in short selling of or any hedging or similar transactions with respect to the shares of Common Stock, voting for or against and expressing support for or against any proposals of the board of directors of the Issuer or other shareholders of the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a)-(c) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) and (b)

The Reporting Persons may be deemed to beneficially own in the aggregate 8,934,587 shares of Common Stock. Based upon a total of 90,263,331 shares of Common Stock outstanding as of November 7, 2012, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2012, the Reporting Persons' shares represent approximately 9.9% of the outstanding shares of Common Stock.

Carlson Capital, Asgard II, Asgard I and Mr. Carlson have the power to vote and direct the disposition of (i) the 5,255,880 shares of Common Stock reported herein as owned by Double Offshore, (ii) the 420,414 shares of Common Stock reported herein as owned by Offshore, and (iii) the 3,258,293 shares of Common Stock reported herein as owned by Thematic.

(c) Information concerning transactions in the Common Stock effected by the Reporting Persons since the filing of the Original Schedule 13D is set forth in Appendix B hereto and is incorporated herein by reference.

CUSIP No. 292756202	SCHEDULE 13D/A	Page 11 of 13 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 21, 2013

DOUBLE BLACK DIAMOND OFFSHORE LTD.
By: Carlson Capital, L.P., its investment manager

/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President
BLACK DIAMOND OFFSHORE LTD.
By: Carlson Capital, L.P., its investment manager

/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President
BLACK DIAMOND THEMATIC OFFSHORE LTD.
By: Carlson Capital, L.P., its investment manager

/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President
CARLSON CAPITAL, L.P.
/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President
ASGARD INVESTMENT CORP. II
/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

CUSIP No. 292756202	SCHEDULE 13D/A	Page 12 of 13 Pages

ASGARD INVESTMENT CORP.
/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

By: /s/ Clint D. Carlson____________________
Name: Clint D. Carlson

CUSIP No. 292756202	SCHEDULE 13D/A	Page 13 of 13 Pages

Appendix B

TRANSACTIONS IN THE ISSUER’S SHARES OF COMMON STOCK BY THE REPORTING
PERSONS SINCE THE FILING OF THE ORIGINAL SCHEDULE 13D

The following tables set forth all transactions in the shares of Common Stock effected by any of the Reporting Persons since the filing of the Original Schedule 13D, as applicable. All such transactions were effected in the open market through brokers and the price per share is net of commissions.

Double Black Diamond Offshore Ltd.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
2/14/2013	342,670	3.7367
2/14/2013	8,546	3.7273
2/15/2013	122,532	3.7454
2/15/2013	14,434	3.737
2/19/2013	87,804	3.7532

Black Diamond Offshore Ltd.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
2/14/2013	27,493	3.7367
2/14/2013	685	3.7273
2/15/2013	9,831	3.7454
2/15/2013	1,158	3.737
2/19/2013	7,044	3.7532

Black Diamond Thematic Offshore Ltd.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
2/14/2013	215,237	3.7367
2/14/2013	5,369	3.7273
2/15/2013	76,964	3.7454
2/15/2013	9,068	3.737
2/19/2013	55,152	3.7532